American Capital Agency Corp.

2 Bethesda Metro Center, 14th Floor

Bethesda, Maryland 20814

July 9, 2009

VIA EDGAR

Mr. Tom Kluck

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	American Capital Agency Corp.; Registration Statement on Form S-3

(File No. 333-159650) (the “Registration Statement”)

Dear Mr. Kluck:

American Capital Agency Corp., a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Registration Statement be accelerated so that it may become effective at 5:00 p.m., Eastern Time, on July 10, 2009, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify the undersigned of such effectiveness by a telephone call to (301) 841-1405 and please confirm such effectiveness to my attention in writing by mail at the address above or by facsimile to (301) 654-6714.

Very truly yours,

AMERICAN CAPITAL AGENCY CORP.

By:	/s/ Samuel A. Flax
Name:	Samuel A. Flax
Title:	Executive Vice President and Secretary

Signature Page to Acceleration Request Letter